Ste. 1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll Free: 1-800-667-2114 www.amarcresources.com

25 August 2008

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to provide you with an update on the activities of Amarc in preparation for the upcoming Annual General Meeting to be held on Monday, September 29 2008. Attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, along with a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact the Investor Services department at 1-800-667-2114 or by email at info@hdgold.com.

Amarc’s experienced and dedicated team is focused on making the next major mineral deposit discovery in British Columbia. It is my pleasure to tell you that our expectations of a discovery are high as we mobilize drills to the high priority zinc-copper targets at our Aspira and Bodine properties.

Very positive exploration results were returned from our 2007 regional programs in the new Sitlika Zinc-Copper Belt located in central British Columbia. At least 18 priority areas were established, including two outstanding zinc-copper targets located on the Aspira and Bodine claim blocks. We believe that the Sitlika Belt has significant potential for the discovery of Volcanogenic Massive Sulphide deposits like Sherwood Copper’s Kutcho Creek deposits in northern British Columbia, or Farallon Resources’ G-9 deposit in Guerrero Mexico where our deposit specialists have worked in the past.

Amarc is committed to responsible mineral development. Our technical programs are carefully planned and managed to limit impacts on the environment. We also apply a good neighbour policy, engaging local communities to discuss the programs underway in their area and providing local employment whenever possible.

Finding major new mineral deposits through grassroots exploration takes time and persistence. But with discovery comes rewards. I would like to thank you, our valued shareholders, for your patience and ongoing support of our efforts.

Our approach and plans for operations in 2008 are described in the attached corporate brochure. I also invite you to attend the upcoming shareholders’ meeting where we can further describe our plans and respond to your comments and questions. I look forward to seeing you at the meeting.

Yours truly,

Ronald Thiessen
President and CEO